Exhibit 99.3

wipro

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035.
Tel: +91-80-2844 0011; Fax: +91-80-2844 0054; CIN: L32102KA1945PLC020800
Website: www.wipro.com; E-mail: corp-secretarial@wipro.com

NOTICE OF THE 75th ANNUAL GENERAL MEETING OF WIPRO LIMITED

Notice is hereby given that the 75th Annual General Meeting (**"AGM"**) of Wipro Limited (**"Company"**) will be held on Wednesday, July 14, 2021 at 9.00 AM IST through video conferencing (**"VC"**) to transact the businesses as set out in the Notice of the 75th AGM, in compliance with the applicable provisions of the Companies Act, 2013 (**"Act"**), the General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 5, 2020, General Circular No. 22/2020 dated June 15, 2020, General Circular No. 33/2020 dated September 28, 2020, General Circular No. 39/2020 dated December 31, 2020 and Circular no. 02/2021 dated January 13, 2021 issued by the Ministry of Corporate Affairs (**"MCA"**), SEBI circular no. SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated January 15, 2021 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (**"SEBI Listing Regulations"**).

Electronic copies of the Notice of the 75th AGM, procedure and instructions for e-voting and the Integrated Annual Report 2020-21 have been sent over June 19-20, 2021, to all those Members whose email IDs are registered with the Company/Depositories.

The Notice of the 75th AGM and the Integrated Annual Report 2020-21 are also available on the website of the Company at https://www.wipro.com/investors/annual-reports/, on the website of the Registrar and Share Transfer Agent (**"RTA"**), KFin Technologies Private Limited at https://evoting.kfintech.com and on the websites of BSE Limited at https://www.bseindia.com/ and National Stock Exchange of India Limited at https://www.nseindia.com/.

Pursuant to Section 91 of the Act and Regulation 42 of the SEBI Listing Regulations, the Register of Members and share transfer books will remain closed from Monday, July 12, 2021 to Tuesday, July 13, 2021 (both days inclusive).

The Company is providing the facility to its Members to exercise their right to vote on the businesses as set forth in the Notice of the 75th AGM by electronic means through both remote e-voting and e-voting at the AGM. All Members are informed that:

1. Members may attend the 75th AGM through VC or watch the live web-cast at https://www.wipro.com/AGM2021/, by using their DP ID-Client ID/Folio no. as login credentials.

2. The instructions for participating through VC and the process of e-voting, including the manner in which Members holding shares in physical form or who have not registered their e-mail addresses can cast their vote through e-voting, are provided as part of the Notice of the 75th AGM.

3. Members whose names appear in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date of Wednesday, July 7, 2021, shall only be entitled to avail the remote e-voting facility or vote, as the case may, at the AGM.

4. Remote e-voting shall commence at **9.00 AM IST** on **Saturday, July 10, 2021** and ends at **5.00 PM IST** on **Tuesday, July 13, 2021**. Remote e-voting shall not be allowed beyond 5:00 PM IST on July 13, 2021 and once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

5. In case a person has become a Member of the Company after dispatch of the Notice but on or before the cut-off date for remote e-voting, or has registered the e-mail address after dispatch of the Notice, such Member may obtain the user ID and password in the manner as provided in the procedure and instructions for e-voting.

6. Members who have cast their vote by remote e-voting prior to the AGM may attend the AGM through VC, but shall not be entitled to cast their vote again. Members who have not cast their vote through remote e-voting and are present in the AGM through VC, shall be eligible to vote through e-voting at the AGM.

7. Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's RTA, KFin Technologies Private Limited, Selenium Tower, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad- 500 032.

8. The Company has also enabled the Members to temporarily update their e-mail address by accessing the link https://www.wipro.com/investors/ for the limited purpose of receiving the Integrated Annual Report 2020-21 and the Notice of the 75th AGM (including e-voting instructions) electronically.

9. For queries regarding e-voting:

   a) Non-individual Members holding shares in demat mode and Members holding securities in physical mode may contact KFin Technologies Private Limited at the toll free No. 1800-3094-001 or write to them at einward.ris@kfintech.com and evoting@kfintech.com. Members may also contact Mr. B Srinivas, Manager, KFin Technologies Private Limited, at srinivas.b@kfintech.com or 040-6716 2222 for any further clarifications;

   b) Individual Members holding shares through NSDL may contact NSDL helpdesk by writing to evoting@nsdl.co.in or calling the toll free no.: 18001020990 or 1800224430;

   c) Individual Members holding shares through CDSL may contact CSDL helpdesk by writing to helpdesk.evoting@cdslindia.com or call at 022-23058738 or 022-23058542-43;

   d) Members who are voting through the facilities provided by their Depository Participants, may contact their respective Depository Participants on their helpline/contact details.

10. For any query/clarification or assistance required with respect to the Integrated Annual Report 2020-21 or the Annual General Meeting, Members may write to corp-secretarial@wipro.com.

For **WIPRO LIMITED**
M Sanaulla Khan
Company Secretary

Place: Bengaluru, India
Date: June 21, 2021